SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

               RWB MEDICAL INCOME PROPERTIES 1 LIMITED PARTNERSHIP
                            (Name of Subject Company)

               PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.;
                           SPECIFIED INCOME FUND, L.P.
                     MACKENZIE PATTERSON SPECIAL FUND, L.P.
              MACKENZIE FUND VI, A CALIFORNIA LIMITED PARTNERSHIP;
                       STEVEN GOLD; MORAGA GOLD, LLC; AND
                                  CAL KAN, INC.

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                             Copy to:
C.E. Patterson                               Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                    Derenthal & Dannhauser
1640 School Street, Suite 100                455 Market Street, Suite 1600
Moraga, California  94556                    San Francisco, California  94105
(510) 631-9100                               (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee
       -----------------------------------------------------------------
      |         Transaction            |          Amount of
      |          Valuation             |          Filing Fee
      |                                |
      |          $686,850              |            $137.37
       -----------------------------------------------------------------

* For purposes of calculating the filing fee only. This amount assumes the purchase of 22,895 Limited Partner Units ("Units") of the subject company at $30.00 in cash per Unit.

       [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:
             Form or Registration Number:
             Filing Party:
             Date Filed:

CUSIP NO.   None                  14D-1                      Page 2 of ___ Pages



1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.


2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                            (a)      __
                                                            (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e)or2(f)

                                                                  --
6.   Citizenship or Place of Organization

            California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person    903


8.   Check if the Aggregate in Row (7) Excludes Certain Shares (See
     Instructions)

                                                                            --
9.   Percent of Class Represented by Amount in Row (7)                    3.9%


10.  Type of Reporting Person (See Instructions)

                     PN



summit01/14dapr23.1

CUSIP NO.   None                  14D-1                      Page 3 of ___ Pages



1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     MACKENZIE FUND VI, A CALIFORNIA LIMITED PARTNERSHIP


2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                            (a)      __
                                                            (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e)or2(f)

                                                                  --
6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person    903


8.   Check if the Aggregate in Row (7) Excludes Certain Shares (See
     Instructions)

                                                                            --
9.   Percent of Class Represented by Amount in Row (7)                    3.9%


10.  Type of Reporting Person (See Instructions)

                     PN



summit01/14dapr23.1

CUSIP NO.   None                    14D-1                   Page 4 of ___ Pages



1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

    SPECIFIED INCOME FUND, L.P.


2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                           --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person           903


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9.  Percent of Class Represented by Amount in Row (7)                      3.9%


10. Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                      14D-1                 Page 5 of ___ Pages



1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

    MACKENZIE PATTERSON SPECIAL FUND, L.P.


2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person            903


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9.  Percent of Class Represented by Amount in Row (7)                      3.9%


10. Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                      14D-1                 Page 6 of ___ Pages



1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     MORAGA GOLD, LLC


2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f)
                                                                           --

6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person          903


8.   Check if the Aggregate in Row (7) Excludes Certain Shares(See Instructions)

                                                                            --

9.   Percent of Class Represented by Amount in Row (7)                    3.9%


10.  Type of Reporting Person (See Instructions)

                     OO

CUSIP NO.   None                     14D-1                 Page 7 of ___ Pages



1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

    STEVEN GOLD


2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person             0


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                             --

9.  Percent of Class Represented by Amount in Row (7)                        0%


10. Type of Reporting Person (See Instructions)

                     IN

Item 1.      Security and Subject Company.

     (a) This Schedule relates to Limited Partnership Units (the "Units") of RWB MEDICAL INCOME PROPERTIES 1 LIMITED PARTNERSHIP (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is: 7000 Central Parkway, Suite 850, Atlanta, Georgia 30328.

     (b) This Schedule relates to the offer by Previously Owned Partnerships Income Fund II, L.P., Specified Income Fund, L.P., MacKenzie Patterson Special Fund, L.P., MacKenzie Fund VI, a California Limited Partnership, Steven Gold and Moraga Gold, LLC. (collectively the "Purchasers"), to purchase up to 22,895 Units for cash at a price equal to $30.00 per Unit less the amount of any distributions made or declared with respect to the Units between July 18, 1997 and August 25, 1997, or such later date to which the Purchasers may extend the offer, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 18, 1997 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Issuer had 22,895 Units outstanding as of December 31, 1996, according to its annual report on Form 10-K for the year then ended.

     (c)  The  information   set  forth  under  the  captions   "Introduction  -
Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 2.      Identity and Background.

     (a)-(d) The information set forth in "Introduction," "Certain Information Concerning the Purchasers" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

     (e)-(g) The information set forth in "Certain Information Concerning the Purchasers" and Schedule I in the Offer to Purchase is incorporated herein by reference. To the best of the knowledge of the Purchasers, no person named on
Schedule I to the Offer to Purchaser nor any affiliate of the Purchasers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3.    Past Contacts, Transactions or Negotiations with the Subject Company.

     (a)-(b) See the Offer to Purchase for information concerning recent purchases of Units by affiliates of certain of the Purchasers and certain discussions between principals of the Purchasers and the Issuer's general partner. Other than the foregoing, since January 1, 1993, there have been no transactions between any of the persons identified in Item 2 and the Issuer or, to the knowledge of the Purchasers, any of the Issuer's affiliates or general partners, or any directors or executive officers of any such affiliates or general partners.

Item 4.      Source and Amount of Funds or Other Consideration.

     (a) The information set forth under the caption "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) Not applicable.

Item 5.      Purpose of the Tender Offer and Plans or Proposals of the Bidder.

     (a)-(e) and (g) The information set forth under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference.

     (f) Not applicable.

Item 6.      Interest in Securities of the Subject Company.

     (a) and (b) The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.


Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

     The   information  set  forth  in  "Certain   Information   Concerning  the
Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 8.      Persons Retained, Employed or To Be Compensated.

             None.

Item 9.      Financial Statements of Certain Bidders.

             Not applicable.

Item 10.     Additional Information.

             (a)     None.

             (b)-(c) The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

             (d)     None.

             (e)     None.

             (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11.     Material to be Filed as Exhibits.

             (a)(1)  Offer to Purchase dated July 18, 1997

             (a)(2)  Letter of Transmittal.

             (a)(3)  Form of Letter to Unitholders dated July 18, 1997

             (b)-(f) Not applicable.

                                   SIGNATURES

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       July 18, 1997

PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.;

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaan Tacheira
                     Victoriaann Tacheira, Senior Vice President

SPECIFIED INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

MACKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

MACKENZIE FUND VI, a California Limited Partnership

By MacKenzie L.P., a California Limited Partnership, General Partner

By MacKenzie Securities Partners, Inc., General Partner

              By:    /s/Victoriaann Tacheira
                     Victoriaann Tacheira, Vice President

/s/ Steven Gold
STEVEN GOLD


MORAGA GOLD, LLC

By Moraga Partners, Inc., Managing Member

             By:     /s/ C. E. Patterson
                     C.E. Patterson, President

                                  EXHIBIT INDEX


Exhibit              Description                                         Page

             (a)(1)  Offer to Purchase dated July 18, 1997

             (a)(2)  Letter of Transmittal.

             (a)(3)  Form of Letter to Unitholders dated July 18, 1997

                                 Exhibit (a)(1)

                           OFFER TO PURCHASE FOR CASH
                          LIMITED PARTNERSHIP INTERESTS

                                       OF

               RWB MEDICAL INCOME PROPERTIES 1 LIMITED PARTNERSHIP
                        (A Louisiana Limited Partnership)

                                       at

                                  $30 Per Unit

                                       by

              PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P. ;
                          SPECIFIED INCOME FUND, L.P.;
                     MACKENZIE PATTERSON SPECIAL FUND, L.P.;
              MACKENZIE FUND VI, A CALIFORNIA LIMITED PARTNERSHIP;
                        STEVEN GOLD; AND MORAGA GOLD, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC STANDARD TIME, ON AUGUST 25, 1997, UNLESS THE OFFER IS EXTENDED.

         Previously Owned Partnerships Income Fund II, L.P., Specified Income Fund, L.P., MacKenzie Patterson Special Fund, L.P., MacKenzie Fund VI, A California Limited Partnership, Steven Gold and Moraga Gold, LLC (together the "Purchasers") hereby seek to acquire limited partnership interests (the "Units") in RWB Medical Income Properties 1 Limited Partnership, a Louisiana limited partnership (the "Partnership"). The Purchasers are not affiliated with the Partnership. The Purchasers hereby offer to purchase any and all of the outstanding Units at a purchase price equal to $30 per Unit, less the amount of any distributions declared or made with respect to the Units between July 18, 1997 (the "Offer Date") and August 25, 1997, or such other date to which this Offer may be extended (the "Expiration Date"), in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). A total of 22,895 of the Units were outstanding as of February 12, 1997, held by 1,956 limited partners of record.

         Holders of Units ("Unitholders") are urged to consider the following factors:

         - Unitholders who tender their Units will give up the opportunity to participate in any future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unitholder by the Purchasers is less than the total cash which the General Partner has estimated will be distributed to the Unitholder with respect to the Unit through July 2000, the scheduled final distribution date.

         - The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $30 per Unit, the Purchasers was motivated to establish the lowest price which might be acceptable to Unitholders consistent with the Purchasers' objectives.

         - As a result of consummation of the Offer, the Purchasers may be in a position to influence any Partnership decisions on which Unitholders may vote. The Purchasers will vote the Units acquired in the Offer in their own interest, which may be different from or in conflict with the interests of the remaining Unitholders. See Section 7 below.

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF UNITS BEING TENDERED, AND THERE WILL BE NO PRORATION OF TENDERED UNITS. ANY AND ALL UNITS PROPERLY TENDERED WILL BE ACCEPTED BY THE PURCHASERS, SUBJECT TO THE EXPRESS CONDITIONS OF THE OFFER. A UNITHOLDER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH UNITHOLDER.

         The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, (iii) upon the occurrence of any of the conditions specified in Section 13 of this Offer to Purchase, to delay the acceptance for payment of, or payment for, any Units not theretofore accepted for payment or paid for, and (iv) to amend the Offer in any respect. Notice of any such extension, termination or amendment will promptly be disseminated to Unitholders in a manner reasonably designed to inform Unitholders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the "Exchange Act"). In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

July 18, 1997

                                    IMPORTANT

Any Unitholder desiring to tender any or all of such Unitholder's Units should complete and sign the Letter of Transmittal (a copy of which is printed on yellow paper and enclosed with this Offer to Purchase) in accordance with the instructions in the Letter of Transmittal and mail, deliver or telecopy the Letter of Transmittal and any other required documents to MacKenzie Patterson, Inc. (the "Depositary"), an affiliate of the Purchasers, at the address or facsimile number set forth below.

                            MacKenzie Patterson, Inc.
                          1640 School Street, Suite 100
                            Moraga, California 94556
                        Telephone: 800-854-8357, Ext. 206
                      Facsimile Transmission: 510-631-9119

Questions or requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Purchasers at 1-800-854-8357, ext. 206.

                           ---------------------------

         NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASERS OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.
                           ---------------------------

         The Partnership is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and is available for inspection and copying at the regional offices of the Commission located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

         The Purchasers have filed with the Commission a Tender Offer Statement on Schedule 14D-1 (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner specified above.

                                TABLE OF CONTENTS

                                                                          Page

INTRODUCTION.............................................................    5

TENDER OFFER.............................................................    8
Section 1.        Terms of the Offer.....................................    8
Section 2.        Acceptance for Payment and Payment for Units...........    8
Section 3.        Procedures for Tendering Units...........................  9
Section 4.        Withdrawal Rights........................................  10
Section 5.        Extension of Tender Period; Termination; Amendment.......  11
Section 6.        Certain Federal Income Tax Consequences..................  12
Section 7.        Effects of the Offer.....................................  13
Section 8.        Future Plans.............................................  14
Section 9.        The Business of the Partnership..........................  14
Section 10.       Conflicts of Interest....................................  15
Section 11.       Certain Information Concerning the Purchasers............  15
Section 12.       Source of Funds..........................................  16
Section 13.       Conditions of the Offer..................................  16
Section 14.       Certain Legal Matters....................................  17
Section 15.       Fees and Expenses........................................  18
Section 16.       Miscellaneous............................................  18

Schedule I - The Purchasers and Their Respective Principals
Exhibit A - Calculations Showing the Estimated Values of Holding or Selling a Limited Partnership Unit

To the Holders of Units of Limited Partnership Interest of RWB Medical Income Properties 1 Limited Partnership

                                  INTRODUCTION

         The Purchasers hereby offer to purchase any and all of the Limited Partnership Interests ("Units") of the Partnership at a purchase price of $30 per Unit, less the amount of any distributions declared or paid with respect to the Units between the Offer Date and the Expiration Date ("Offer Price"), in cash, without interest, upon the terms and subject to the conditions set forth in the Offer. Unitholders who tender their Units will not be obligated to pay any Partnership transfer fees, or any other fees, expenses or commissions in connection with the tender of Units. The Purchasers will pay all such costs and all charges and expenses of the Depositary, an affiliate of certain of the Purchasers, as depositary in connection with the Offer.

         For further information concerning the Purchasers, see Section 11 below and Schedule I.

         None of the Purchasers nor the Depositary is affiliated with any of the general partners of the Partnership or any affiliate of such persons.

         Unitholders are urged to consider the following factors:

         - Unitholders who tender their Units will give up the opportunity to participate in any future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unitholder by the Purchasers is less than the total cash which the General Partner has estimated will be distributed to the Unitholder with respect to the Unit through July 2000, the scheduled final distribution date.

         - The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $30 per Unit, the Purchasers was motivated to establish the lowest price which might be acceptable to Unitholders consistent with the Purchasers' objectives.

         - As a result of consummation of the Offer, the Purchasers may be in a position to influence any Partnership decisions on which Unitholders may vote. The Purchasers will vote the Units acquired in the Offer in their own interest, which may be different from or in conflict with the interests of the remaining Unitholders. See Section 7 below.

         The Partnership has sold all of its properties and has already distributed a significant portion of the sale proceeds. The Partnership's sole remaining material assets are cash and receivables and the Partnership has ceased any active business operations. The Managing General Partner of the Partnership, RWB Management Corp. (the "General Partner"), has disclosed that it expects to make a further distribution to Unitholders in the approximate amount of $48 per Unit in March 1998 and a final distribution in the approximate amount of $15 per Unit by July 2000. The amount of such distributions will be subject to reduction in the event the Partnership incurs greater than anticipated administrative and other expenses and to the extent any such Partnership funds are required to satisfy claims of indemnity against the Partnership prior to the expiration date for the Partnership's representations and warranties to the buyer of its properties.

         Unitholders will recognize in the 1997 tax year the tax effects from the liquidation by the Partnership of its real property interests, but, unless they sell their Units earlier, Unitholders will not realize the final tax effects of the liquidation of their Units until the final liquidation of the Partnership in the year 2000. The Purchasers believe, based on information disclosed by the Partnership, that the average Unitholder may expect to realize a capital loss on an investment in the Units upon final liquidation. However, as a result of the timing of the Partnership's sales of properties and distributions, the average limited partner will realize a tax liability from the sale of the properties in 1997, but will not be able to recognize any offsetting capital loss until 2000.

         The Purchasers engaged an independent accounting firm to perform a hypothetical analysis of the after tax results of a sale of Units to the Purchasers compared to a Unitholder retaining the Units through the anticipated liquidation date, and a summary of the analysis and the material assumptions on which it is based is set forth as Exhibit A to this Offer. Federal income tax consequences from the holding or sale of Units may be complex and will depend on the individual status of each Unitholder. Unitholders are urged to consult their own professional tax and financial advisers to determine the potential effects of selling or holding their Units. However, based on the Purchasers' analysis, the Purchasers believe that for many Unitholders, the after tax results of a sale to the Purchasers would be substantially similar to holding the Units until final liquidation of the Partnership. A sale to the Purchasers would have the added benefit of terminating the selling Unitholders' investment in the 1997 tax year, eliminating any filing of partnership information returns on Form K-1 or similar complex tax reporting for subsequent years, and eliminating the Unitholders' risk that distributions may ultimately be lower than currently projected by the General Partner.

         Furthermore, in conversations with principals of the Purchasers, the General Partner has stated that it will consider resubmitting its request for a "no action" letter from the Securities and Exchange Commission permitting it to cease public reporting under the Securities Exchange Act of 1934. The General Partner stated that, if the Partnership is permitted to terminate public reporting, it intends generally to prohibit transfers of Units following the end of 1997 due to the unavailability of current information. Accordingly, future opportunities to dispose of Units prior to liquidation may be even more limited.

         The Offer will also provide Unitholders with an opportunity to liquidate their investment without the usual transaction costs associated with market sales.

         The Offer is not conditioned upon any minimum number of Units being tendered. See "Tender Offer - Section 13. Conditions of the Offer" for certain conditions of the Offer. The Purchasers expressly reserve the right, in their sole discretion and for any reason, to waive any or all of the conditions of the Offer, although the Purchasers do not presently intend to waive any such conditions.

Establishment of the Offer Price

         The Purchasers have set the Offer Price at $30 per Unit, less the amount of any distributions declared or made with respect to the Units between the Offer Date and Expiration Date. In determining the Offer Price, the Purchasers assumed the amounts projected to be distributed by the Partnership, discounted the anticipated distributions for the period prior to receipt of the distributions, adjusted the value of the Units based on the risk of potential reduction in the amount of actual distributions, and for the limits on any potential increase in the amount which may be distributed. Based on these factors, the Purchasers derived their own estimate of the current value of the potential distributions with respect to the Units.

         The Offer Price represents the price at which the Purchasers are willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchasers or any affiliate of the Purchasers as to such fairness. Other measures of the value of the Units may be relevant to Unitholders. Unitholders are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

         During 1997, the Partnership liquidated its properties, ceased active business operations and distributed the bulk of its liquidation proceeds. Accordingly, the Purchasers believe that secondary market prices for the Units and prices previously paid by affiliates of the Purchasers for Units before one or more of these events occurred are not material to a determination of the adequacy or merits of the terms of the Purchasers' offer.

General Background Information

         Certain information contained in this Offer to Purchase which relates to, or represents, statements made by the Partnership or the General Partner, has been derived from information provided in reports filed by the Partnership with the Securities and Exchange Commission and from letters from the General Partner to all Unitholders.

         According to publicly available information, a total of 22,895 of the Units were outstanding as of February 12, 1997, held by 1,956 limited partners of record. The Purchasers and their affiliates currently beneficially own a total of 903 Units or approximately 3.9% of the outstanding Units (see "Certain Information Concerning the Purchasers" below).

         Tendering Unitholders will not be obligated to pay transfer fees, brokerage fees or commissions on the sale of the Units to the Purchasers pursuant to the Offer. The Purchasers will pay all charges and expenses incurred in connection with the Offer. The Purchasers desire to purchase all Units tendered by each Unitholder.

         Concurrently with this offer to purchase the Units, the Purchasers and their affiliates are making similar offers to purchase the outstanding Units of two other limited partnerships managed by affiliates of the General Partner. These other limited partnerships are also affiliates of the Partnership, have sold their respective real properties and are liquidating and dissolving under substantially similar circumstances to those of the Partnership.

         If, prior to the Expiration Date, the Purchasers increase the consideration offered to Unitholders pursuant to the Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase in consideration.

         Unitholders   are  urged  to  read  this  Offer  to  Purchase  and  the
accompanying Letter of Transmittal carefully before deciding whether to tender their Units.

                                  TENDER OFFER

         Section 1. Terms of the Offer. Upon the terms and subject to the conditions of the Offer, the Purchasers will accept for payment and pay for Units validly tendered on or prior to the Expiration Date and not withdrawn in accordance with Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 12:00 midnight, Pacific Standard Time, on August 25, 1997, unless and until the Purchasers shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchasers, shall expire.

         The Offer is conditioned on  satisfaction  of certain  conditions.  See
Section 13, which sets forth in full the conditions of the Offer. The Purchasers reserve the right (but shall not be obligated), in their sole discretion and for any reason, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchasers reserve the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Unitholders, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unitholders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or (iv) to amend the Offer.

         The Purchasers do not anticipate and have no reason to believe that any condition or event will occur that would prevent the Purchasers from purchasing tendered Units as offered herein.

         Section 2. Acceptance for Payment and Payment for Units. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchasers will accept for payment, and will pay for, Units validly tendered and not withdrawn in accordance with Section 4, as promptly as practicable following the Expiration Date. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal.

         For purposes of the Offer, the Purchasers shall be deemed to have accepted for payment (and thereby purchased) tendered Units when, as and if the Purchasers give oral or written notice to the Depositary of the Purchasers' acceptance for payment of such Units pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units purchased pursuant to the Offer will in all cases be made by deposit of the Offer Price with the Depositary, which will act as agent for the tendering Unitholders for the purpose of receiving payment from the Purchasers and transmitting payment to tendering Unitholders. Under no circumstances will interest be paid on the Offer Price by reason of any delay in making such payment.

         If any tendered Units are not purchased for any reason, the Letter of Transmittal with respect to such Units not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchasers are unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchasers' rights under Section 13 (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of the Purchasers, retain tendered Units, subject to any limitations of applicable law, and such Units may not be withdrawn except to the extent that the tendering Unitholders are entitled to withdrawal rights as described in Section 4.

         If, prior to the Expiration Date, the Purchasers shall increase the consideration offered to Unitholders pursuant to the Offer, such increased consideration shall be paid for all Units accepted for payment pursuant to the Offer, whether or not such Units were tendered prior to such increase.

         Section 3. Procedures for Tendering Units.

         Valid Tender. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (a copy of which is enclosed and printed on yellow paper) with any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. A Unitholder may tender any or all Units owned by such Unitholder.

         In order for a tendering Unitholder to participate in the Offer, Units must be validly tendered and not withdrawn prior to the Expiration Date, which is 12:00 midnight, Pacific Standard Time, on August 25, 1997, or such date to which the Offer may be extended.

         The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Unitholder and delivery will be deemed made only when actually received by the Depositary.

         Backup Federal Income Tax Withholding. To prevent the possible application of 31% backup federal income tax withholding with respect to payment of the Offer Price for Units purchased pursuant to the Offer, a tendering Unitholder must provide the Depositary with such Unitholder's correct taxpayer identification number and make certain certifications that such Unitholder is not subject to backup federal income tax withholding. Each tendering Unitholder must insert in the Letter of Transmittal the Unitholder's taxpayer identification number or social security number in the space provided on the front of the Letter of Transmittal. The Letter of Transmittal also includes a substitute Form W-9, which contains the certifications referred to above. (See the Instructions to the Letter of Transmittal.)

     FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the sum of the Offer Price plus the amount of Partnership liabilities allocable to each Unit tendered, each Unitholder must complete the FIRPTA Affidavit included in the Letter of Transmittal certifying such Unitholder's taxpayer identification number and address and that the Unitholder is not a foreign person. (See the Instructions to the Letter of Transmittal and "Section 6. Certain Federal Income Tax Consequences.")

         Other Requirements. By executing a Letter of Transmittal as set forth above, a tendering Unitholder irrevocably appoints the designees of the Purchasers as such Unitholder's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Unitholder's rights with respect to the Units tendered by such Unitholder and accepted for payment by the Purchasers. Such appointment will be effective when, and only to the extent that, the Purchasers accept such Units for payment. Upon such acceptance for payment, all prior proxies given by such Unitholder with respect to such Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The designees of the Purchasers will, with respect to such Units, be empowered to exercise all voting and other rights of such Unitholder as they in their sole discretion may deem proper at any meeting of Unitholders, by written consent or otherwise. In addition, by executing a Letter of Transmittal, a Unitholder also assigns to the Purchasers all of the Unitholder's rights to receive distributions from the Partnership with respect to Units which are accepted for payment and purchased pursuant to the Offer, other than those distributions declared or paid during the period commencing on the Offer Date and terminating on the Expiration Date.

         Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the procedures described above will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding. The Purchasers reserve the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Units tendered may, in the opinion of the Purchasers' counsel, be unlawful. The Purchasers also reserve the right to waive any defect or irregularity in any tender with respect to any particular Units of any particular Unitholder, and the Purchasers' interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. Neither the Purchasers, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.

         A tender of Units pursuant to any of the procedures described above will constitute a binding agreement between the tendering Unitholder and the Purchasers upon the terms and subject to the conditions of the Offer, including the tendering Unitholder's representation and warranty that (i) such Unitholder owns the Units being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Unit complies with Rule 14e-4. Rule 14e-4 requires, in general, that a tendering security holder actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Unitholders who have granted options to sell or purchase the Units, hold option rights to acquire such securities, maintain "short" positions in the Units (i.e., have borrowed the Units) or have loaned the Units to a short seller. Because of the nature of limited partnership interests, the Purchasers believe it is unlikely that any option trading or short selling activity exists with respect to the Units. In any event, a Unitholder will be deemed to tender Units in compliance with Rule 14e-4 and the Offer if the holder is the record owner of the Units and the holder (i) delivers the Units pursuant to the terms of the Offer, (ii) causes such delivery to be made, (iii) guarantees such delivery, (iv) causes a guaranty of such delivery, or (v) uses any other method permitted in the Offer (such as facsimile delivery of the Transmittal Letter).

         Section 4.  Withdrawal  Rights.  Except as  otherwise  provided in this
Section 4, all tenders of Units pursuant to the Offer are irrevocable, provided that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time after September 17, 1997 (or such later date as may apply in the event the Offer is extended).

         For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at the address or the facsimile number set forth in the attached Letter of Transmittal. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

         If purchase of, or payment for, Units is delayed for any reason or if the Purchasers are unable to purchase or pay for Units for any reason, then, without prejudice to the Purchasers' rights under the Offer, tendered Units may be retained by the Depositary on behalf of the Purchasers and may not be withdrawn except to the extent that tendering Unitholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

         All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding. Neither the Purchasers, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

         Any Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

         Section 5. Extension of Tender Period; Termination; Amendment. The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units by giving oral or written notice of such extension to the Depositary, (ii) to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, by giving oral or written notice of such termination to the Depositary, (iii) upon the occurrence or failure to occur of any of the conditions specified in Section 13, to delay the acceptance for payment of, or payment for, any Units not heretofore accepted for payment or paid for, by giving oral or written notice of such termination or delay to the Depositary, and (iv) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Units being sought in the Offer or both or changing the type of consideration) by giving oral or written notice of such amendment to the Depositary. Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act. Without limiting the manner in which the Purchasers may choose to make any public announcement, except as provided by applicable law (including Rule 14d-4(c) under the Exchange Act), the Purchasers will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service. The Purchasers may also be required by applicable law to disseminate to Unitholders certain information concerning the extensions of the Offer and any material changes in the terms of the Offer.

         If the Purchasers extend the Offer, or if the Purchasers (whether before or after its acceptance for payment of Units) are delayed in their payment for Units or are unable to pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchasers' rights under the Offer, the Depositary may retain tendered Units on behalf of the Purchasers, and such Units may not be withdrawn except to the extent tendering Unitholders are entitled to withdrawal rights as described in Section 4. However, the ability of the Purchasers to delay payment for Units that the Purchasers have accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that the Purchasers pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer.

         If the Purchasers make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, the Purchasers will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Standard Time.

         Section 6. Certain Federal Income Tax Consequences. THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A PARTICULAR UNITHOLDER. For example, this discussion does not address the effect of any applicable foreign, state, local or other tax laws other than federal income tax laws. Certain Unitholders (including trusts, foreign persons, tax-exempt organizations or corporations subject to special rules, such as life insurance companies or S corporations) may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations, court decisions and Internal Revenue Service ("IRS") rulings and other pronouncements. Set forth as Exhibit A to this offer is an analysis comparing hypothetical after tax results for an investor selling Units to the Purchasers and an investor holding the Units through liquidation of the Partnership. The analysis was prepared for the Purchaser by an independent public accounting firm. EACH UNITHOLDER TENDERING UNITS SHOULD CONSULT SUCH UNITHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNITHOLDER OF ACCEPTING THE OFFER, INCLUDING THE APPLICATION OF THE ALTERNATIVE MINIMUM TAX AND FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

         The  following   discussion  is  based  on  the  assumption   that  the
Partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership" as that term is defined in the Code.

         Gain or Loss. A taxable Unitholder will recognize a gain or loss on the sale of such Unitholder's Units in an amount equal to the difference between (i) the amount realized by such Unitholder on the sale and (ii) such Unitholder's adjusted tax basis in the Units sold. Gain would be included in the Unitholder's taxable income and generally would constitute capital gain. If there is a loss on the sale, such loss generally would constitute capital loss and, as such, could be currently deducted by a noncorporate Unitholder to the extent of such Unitholder's capital gains from other investments plus $3,000. Any excess would be carried forward.

         The adjusted tax basis in the Units of a Unitholder will depend upon individual circumstances. (See also "Partnership Allocations in Year of Sale" below.) Each Unitholder who plans to tender hereunder should consult with the Unitholder's own tax advisor as to the Unitholder's adjusted tax basis in the Unitholder's Units and the resulting tax consequences of a sale.

         If any portion of the amount realized by a Unitholder is attributable to such Unitholder's share of "unrealized receivables" or "substantially appreciated inventory items" as defined in Code section 751, a corresponding portion of such Unitholder's gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of Code Section 751 may result in a Unitholder's recognizing ordinary income with respect to the portion of the Unitholder's amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit.

         A tax-exempt  Unitholder (other than an organization  described in Code
Section 501(c)(7) (social club), 501(c)(9) (voluntary employee benefit association), 501(c)(17) (supplementary unemployment benefit trust), or 501(c)(20) (qualified group legal services plan)) should not be required to recognize unrelated trade or business income upon the sale of its Units pursuant to the Offer, assuming that such Unitholder does not hold its Units as a "dealer" and has not acquired such Units with debt financed proceeds.

         Partnership Allocations in Year of Sale. A tendering Unitholder will be allocated the Unitholder's pro rata share of the annual taxable income and losses from the Partnership with respect to the Units sold for the period through the date of sale, even though such Unitholder will assign to the Purchasers their rights to receive certain cash distributions with respect to such Units. Such allocations and any Partnership distributions for such period would affect a Unitholder's adjusted tax basis in the tendered Units and, therefore, the amount of gain or loss recognized by the Unitholder on the sale of the Units.

         Foreign Unitholders. Gain realized by a foreign Unitholder on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under
Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchasers will withhold 10% of the amount realized by a tendering Unitholder from the purchase price payment to be made to such Unitholder unless the Unitholder properly completes and signs the FIRPTA Affidavit included as part of the Letter of Transmittal certifying the Unitholder's TIN, that such Unitholder is not a foreign person and the Unitholder's address. Amounts withheld would be creditable against a foreign Unitholder's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

         Section 7. Effects of the Offer.

         Limitations on Resales. The Purchasers do not believe that the provisions of the Partnership Agreement should restrict transfers of Units pursuant to this Offer.

         Effect on Trading Market. There is no established public trading market for the Units and, based on the current status of the Partnership, the Purchasers do not believe that any market is likely to arise. Therefore, a reduction in the number of Unitholders should not materially further restrict the Unitholders' ability to find purchasers for their Units on any secondary market.

     Voting Power of Purchasers. Depending on the number of Units acquired by the Purchasers pursuant to the Offer, the Purchasers may have the ability to exert control on matters subject to the vote of Unitholders. The Purchasers are purchasing Units solely for investment purposes, and do not intend to take or solicit any action pursuant to the exercise of voting rights of limited partners of the Partnership. The Partnership has completed operations, holds only cash and receivables as assets, and must hold certain of its cash reserves in accordance with the terms of indemnity obligations under its agreements to sell its properties. Accordingly, its activities are strictly circumscribed and the Purchasers therefore do not believe that their potential purchase of a controlling interest in the Partnership has any material bearing on the Offer or the Partnership's future prospects.

         The Units are registered under the Exchange Act, which requires, among other things that the Partnership furnish certain information to its Unitholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, Unitholders. The Purchasers believe that, depending on the number of Units acquired by the Purchasers pursuant to the Offer, the Offer could result in the Units becoming eligible for deregistration under the Exchange Act.

         Section 8. Future Plans. Following the completion of the Offer, the Purchasers, or their affiliates, may acquire additional Units. Any such acquisition may be made through private purchases, through one or more future tender offers or by any other means deemed advisable. Any such acquisition may be at a consideration higher or lower than the consideration to be paid for the Units purchased pursuant to the Offer.

         The Purchasers are acquiring the Units pursuant to the Offer solely for investment purposes. The Purchasers have no present intention to seek control of the Partnership or to change the management or operations of the Partnership. The Purchasers nevertheless reserve the right to exercise their rights as limited partners to vote on matters subject to a limited partner vote.

         Section 9. The Business of the Partnership. Information included herein concerning the Partnership is derived from the Partnership's publicly-filed reports and correspondence disseminated to all Unitholders. Additional information concerning the Partnership, its assets, operations and management is contained in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission. Such reports and filings are available for inspection at the Commission's principal office in Washington, D.C. and at its regional offices in New York, New York and Chicago, Illinois. The Purchasers expressly disclaim any responsibility for the information included in such reports and extracted in this discussion.

         The Partnership was organized in 1984. The Partnership thereafter purchased two medical office buildings and three nursing homes. In 1992, the Partnership sold the two medical office buildings and in 1995 it sold one of the nursing homes. In March 1997, the Partnership solicited limited partner consent to sell its remaining operating assets, including its two nursing homes, to Omega Healthcare Investors, Inc. and to liquidate and dissolve the Partnership. The limited partners approved the sale, liquidation and dissolution, and the properties were sold.

         The Partnership distributed cash in the approximate amount of $515 per Unit after the close of the property sales earlier in 1997, and an additional amount equal to $110 per Unit in July 1997. However, because of the time periods needed to collect outstanding receivables and to satisfy indemnities given the buyer by the Partnership in the agreement of sale, the remaining distributions of cash to the limited partners are to be delayed. In conversations with principals of the Purchasers, the General Partner has estimated that the Partnership will distribute approximately $48 per Unit in March 1998 and will make a final liquidating distribution in the amount of approximately $15 per Unit in July 2000. The Purchasers would acquire from selling Unitholders the right to receive the remaining Partnership distributions with respect to the Units acquired.

     Section 10. Conflicts of Interest. The Depositary is affiliated with certain Purchasers. Therefore, by virtue of this affiliation, the Depositary may have inherent conflicts of interest in acting as Depositary for the Offer.

         Section 11. Certain Information Concerning the Purchasers. The Purchasers are Previously Owned Partnerships Income Fund II, L.P., Specified Income Fund, L.P., MacKenzie Patterson Special Fund, L.P., MacKenzie Fund VI, A California Limited Partnership, Steven Gold and Moraga Gold, LLC. For information concerning the Purchasers and their respective principals, please refer to Schedule I attached hereto. The business address of Steven Gold is One Maritime Plaza, Suite 725, San Francisco, California 94111. The principal business address of each of the other Purchasers is 1640 School Street, Suite 100, Moraga, California 94556.

         During the last six months, and prior to the July 11, 1997 distribution to Unitholders, an affiliate of the Purchasers acquired 15 Units for a price equal to $120 per Unit. Affiliates of the Purchasers currently beneficially own a total of 903 Units, or approximately 3.9% of the outstanding Units.

         During recent weeks, principals of the Purchasers have contacted the General Partner to inquire as to the Partnership's current estimates as to the timing and amounts of the remaining distributions, and to advise the General Partner that the Purchasers intended to make the Offer described herein. The information provided to the Purchasers concerning the Partnership's current estimates for future distributions is set forth in this Offer to Purchase.

         The Purchasers have executed binding commitments to contribute amounts sufficient to fund the acquisition of all Units subject to the Offer, the expenses to be incurred in connection with the Offer, and all organization and operating costs of the Purchasers. The Purchasers are not public companies and have not prepared audited financial statements. The Purchasers and their general partners have an aggregate net worth in excess of $15 million, including net liquid assets of more than $5 million.

         Except as otherwise set forth herein, (i) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers beneficially owns or has a right to acquire any Units, (ii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Units within the past 60 days, (iii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on
Schedule I nor any affiliate of the Purchasers has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchasers or, to the best knowledge of the Purchasers, the persons listed on Schedule I, or any affiliate of the Purchasers on the one hand, and the Partnership or its affiliates, on the other hand, and (v) there have been no contracts, negotiations or transactions between the Purchasers, or to the best knowledge of the Purchasers any affiliate of the Purchasers on the one hand, the persons listed on Schedule I, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

         Section 12. Source of Funds. The Purchasers expect that approximately $687,000 would be required to purchase all of the Units, if tendered, and an additional $20,000 would be required to pay related fees and expenses. The Purchasers anticipate funding all of the purchase price and related expenses through existing capital reserves.

         Section 13. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchasers shall not be required to accept for payment or to pay for any Units tendered if all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained.

         The Purchasers shall not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

         (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Units by the Purchasers, (ii) imposes or confirms limitations on the ability of the Purchasers effectively to exercise full rights of ownership of any Units, including, without limitation, the right to vote any Units acquired by the Purchasers pursuant to the Offer or otherwise on all matters properly presented to the Partnership's Unitholders, (iii) requires divestiture by the Purchasers of any Units,
         (iv) causes any material diminution of the benefits to be derived by the Purchasers as a result of the transactions contemplated by the Offer or (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospectus of the Purchasers or the Partnership;

         (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which might, directly or indirectly, result in any of the consequences referred to in clauses
         (i) through (v) of paragraph (a) above;

         (c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which, in the reasonable judgment of the Purchasers, is or may be materially adverse to the Partnership, or the Purchasers shall have become aware of any fact that, in the reasonable judgment of the Purchasers, does or may have a material adverse effect on the value of the Units;

         (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

         (e) it shall have been publicly disclosed or the Purchasers shall have otherwise learned that (i) more than fifty percent of the outstanding Units have been or are proposed to be acquired by another person
         (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Sections 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Units.

             The foregoing conditions are for the sole benefit of the Purchasers and may be asserted by the Purchasers regardless of the circumstances giving rise to such conditions or may be waived by the Purchasers in whole or in part at any time and from time to time in their sole discretion. Any termination by the Purchasers concerning the events described above will be final and binding upon all parties.

             Section 14. Certain Legal Matters.

             General. Except as set forth in this Section 14, the Purchasers are not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchasers pursuant to the Offer. Should any such approval or other action be required, it is the Purchasers' present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchasers to elect to terminate the Offer without purchasing Units thereunder. The Purchasers' obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 14.

     Antitrust. The Purchasers do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Units pursuant to the Offer.

             Margin Requirements. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.

             State Takeover Laws. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. These laws are directed at the acquisition of corporations and not partnerships. The Purchasers, therefore, do not believe that any anti-takeover laws apply to the transactions contemplated by the Offer.

             Although the Purchasers have not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchasers reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchasers might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchasers may not be obligated to accept for purchase or pay for any Units tendered.

             Section 15. Fees and Expenses. The Purchasers have retained MacKenzie Patterson, Inc., an affiliate of certain Purchasers, to act as Depositary in connection with the Offer. The Purchasers will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. The Purchasers will also pay all costs and expenses of printing, publication and mailing of the Offer.

             Section 16. Miscellaneous. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) UNITHOLDERS IN ANY JURISDICTION IN
WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASERS ARE NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

             No person has been authorized to give any information or to make any representation on behalf of the Purchasers not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

July 18, 1997               PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.
                            SPECIFIED INCOME FUND, L.P.
                            MACKENZIE PATTERSON SPECIAL FUND, L.P.
                            MACKENZIE FUND VI, A CALIFORNIA LIMITED PARTNERSHIP
                            STEVEN GOLD
                            MORAGA GOLD, LLC

                                   SCHEDULE I

                 THE PURCHASERS AND THEIR RESPECTIVE PRINCIPALS

             The Purchasers are Previously Owned Partnerships Income Fund II, L.P., Specified Income Fund, L.P., MacKenzie Patterson Special Fund, L.P., MacKenzie Fund VI, A California Limited Partnership, Steven Gold and Moraga Gold, LLC. The General Partner of MacKenzie Fund VI, A California Limited Partnership is MacKenzie L.P., A California Limited Partnership the general partner of which is MacKenzie Securities Partners, Inc. The members of Moraga Gold, LLC are Moraga Partners, Inc. and The David B. Gold Trust. The general partner of each of the other Purchasers is MacKenzie Patterson, Inc. The names of the directors and executive officers of Moraga Partners, Inc. and MacKenzie Patterson, Inc. and the present principal occupations and five year employment histories of each such person are set forth below. Each individual is a citizen of the United States of America. The principal place of business of all of the above, is 1640 School Street, Suite 100, Moraga, California 94556.

MacKenzie Patterson, Inc. and MacKenzie Securities Partners, Inc.

     Mackenzie Patterson, Inc. and MacKenzie Securities Partners, Inc. are each California corporations owned by C.E. Patterson and Berniece Patterson, who are husband and wife. Their executive officers and directors are as follows.

     C.E. Patterson is President of each of MacKenzie Patterson, Inc., MacKenzie Securities Partners, Inc. and Moraga Partners, Inc. He is the co-founder and President of Patterson Financial Services, Inc. In 1981, Mr. Patterson founded PFS with Berniece A. Patterson, as a financial planning firm. Patterson Real Estate Services, a licensed California Real Estate Broker, was founded in 1982. As President of PFS, Mr. Patterson is responsible for all investment counseling activities. He supervises the analysis of investment opportunities for the clients of the firm. He is a trustee of Consolidated Capital Properties Trust, a liquidating trust formed out of the bankruptcy court proceedings involving Consolidated Capital Properties, Ltd. Mr. Patterson is also an officer and controlling shareholder of Cal- Kan, Inc., a trustee of Consolidated Capital Properties Trust, a liquidating trust formed out of the bankruptcy court proceedings involving Consolidated Capital Properties, Ltd. and trustee of the Pat Patterson Western Securities, Inc. Profit Sharing Plan. Mr. Patterson, through his affiliates, manages a number of investment and real estate partnerships.

     Berniece A. Patterson is a director of MacKenzie Patterson, Inc. and MacKenzie Securities Partners, Inc. In 1981, Ms. Patterson and C.E. Patterson established Patterson Financial Services, Inc. She serves as Chair of the Board and Vice President of PFS. Her responsibilities with PFS include oversight of administrative matters and monitoring of past projects underwritten by PFS. Ms. Patterson is Chief Executive Officer of an affiliate, Pioneer Health Care Services, Inc., and is responsible for the day-to-day operations of three nursing homes and over 250 employees.

             Victoriaann Tacheira is senior vice president of MacKenzie Patterson, Inc., which she joined in 1988. Ms. Tacheira has eleven years of experience with the NASD broker/dealer business and is experienced in all phases of broker/dealer operations. She is licensed with the NASD as a General Securities Principal. She is president and owner of North Coast Securities Corporation. Ms. Tacheira has been certified by the College of Financial Planning in Denver, Colorado, as a Financial ParaPlanner.

Moraga Gold, LLC

     The members of Moraga Gold, LLC are Moraga Partners, Inc. and the David B. Gold Trust. Information concerning Moraga Partners, Inc. is set forth below.

     The David B. Gold Trust is a private trust of which Barbara Lurie is the trustee and Steven Gold is responsible for certain investments. The sole beneficiary of the trust is a nonprofit charitable foundation. The business address of the trust is One Maritime Plaza, Suite 725, San Francisco, California 94111. Barbara Lurie has been employed for the last five years as a physician by the University of California, San Francisco and the University of Minnesota. Steven Gold, a California attorney, has been self-employed during the last five years analyzing investments for his own account and for that of the trust. In addition, he has participated in starting a number of business ventures, including T/O Devices, an import/export company.

Moraga Partners, Inc.

     Moraga Partners, Inc. is a California corporation owned by C.E. Patterson. Mr. Patterson is also an executive officer and director of Moraga Partners, Inc. Information regarding Mr. Patterson is set forth above.

EXHIBIT A

                  CALCULATIONS SHOWING THE ESTIMATED VALUES OF
                  HOLDING OR SELLING A LIMITED PARTNERSHIP UNIT

AGREED UPON PROCEDURES LETTER


July 15, 1997

Mr. C.E. Patterson, President
MacKenzie Patterson, Inc.
1640 School Street, Suite 100
Moraga, California  94556

Dear Mr. C.E. Patterson:

You have asked us to analyze certain calculations relating to the proposed offer by affiliates of MacKenzie Patterson, Inc. to acquire limited partnership units of the RWB Medical Income Properties 1 Limited Partnership. In this regard, we performed the following procedures:

Read solicitation material, letters, schedules and other financial information prepared by your company or other third-party entities. Obtained and read relevant documentation regarding existing capital account balances of the subject limited partnership. Prepared schedule(s) showing the estimated tax ramifications for the sellers of the limited partnership units.

ASSUMPTIONS

We prepared a schedule titled "Calculations Showing the Estimated Values of Holding or Selling a Limited Partnership Unit" which accompany this letter. A number of assumptions and factors were made, including, but not limited to, the following:

Form of Ownership

     The calculations and presentation of benefits as presented in the attached schedule are applicable to those investors who hold title to units as taxable assets. These calculations do not apply for an investor holding units within an Individual Retirement Account or any other form of qualified plan. INVESTORS HOLDING UNITS IN A TAX-FREE OR TAX-DEFERRED ACCOUNT MUST CONSULT WITH THEIR PERSONAL TAX ADVISOR TO DETERMINE THE PROPER TAX TREATMENT OF SELLING OR HOLDING THEIR UNITS.

Column  Headings

     This schedule has been prepared to reflect the diversity of tax rates which may be applicable to individual investors. The schedule attempts to provide investors with a range of federal and state tax rates. The state tax rate may range from 0% (in states with no tax rate) to 10% or higher. This schedule reflects an average state rate of 5%. Three federal tax rates are provided, resulting in combined federal and state of 20% for column 1, 33% for column 2 and 39% for column 3. Investors should consult their own tax advisors to determine their actual federal and state tax rates. The utilization of different combined tax rates will yield different results.

Estimated average existing capital account balance

     This  figure  was  supplied  by  Mr.  John   Stoddard   (President  of  the
Partnership's General Partner) and represents the estimated tax basis of one unit. This figure is based on the tax basis of the capital account within the limited partnership. There may be external factors, such as a and/or acquisition of units other than those of the initial issuance, which may result in a materially different value. Each investor should review their financial information and K-1's with their tax advisors to determine their personal current existing capital account balance.

Taxable  loss on sale of  unit

     The taxable loss on sale of unit is calculated by subtracting the average capital account balance from the offer price. The taxable loss will vary depending on the investor's ACTUAL account balance.

Tax savings from reported loss at applicable tax rate

     The tax savings was calculated by multiplying the taxable loss by the combined federal and state tax rate as indicated in the column heading. Please note the possible limitation of capital losses as discussed under Disclaimers.

Estimated  combined  monetary  benefits  from sale

     The estimated combined monetary benefits from sale was derived by adding the tax savings from reported loss to the cash offer.

Projected  distribution in 12 months

     The gross value of the cash distribution (before discounting) was provided by Mr. John Stoddard (President of the General Partner). This represents the estimated cash proceeds per unit to be received by each investor 12 months after the close of the sale of the real estate. The schedule then calculates the estimated present value of the distribution by discounting the payment at 8%. If the actual cash distribution is received earlier than 12 months, then the present value will be higher. Additionally, each investor must determine the appropriate discount rate to utilize in calculating the present value of the projected distribution. Some investors may require a higher rate of return while others may require a lower rate of return. Each investor should consult with their independent tax or investment advisor to determine the affect, if any, of utilizing a different present value rate.

Payout  in 38 months (by September 2000)

     The payout value (before discounting) was provided by Mr. John Stoddard (President of the Partnership's General Partner). This represents the estimated cash proceeds per unit to be received by each investor 38 months after the close of the sale of the real estate. The schedule then calculates the estimated present value of the distribution by discounting the payment at 8%. If the actual cash distribution is received earlier than 38 months, then the present value will be higher. Additionally, each investor must determine the appropriate discount rate to utilize in calculating the present value of the projected distribution. Some investors may require a higher rate of return while other may require a lower rate of return. Each investor should consult with their independent tax advisor.

Estimated  average  existing capital account balance

     See above.

Reduction of capital as a result of distributions

     The reduction of capital is calculated by adding the projected distribution in 12 months to the estimated payout in 38 months. The schedule does not factor any increases in the capital account which may result from partnership income.

Capital  at  partnership  liquidation

     This figure is calculated by deducting the projected distribution in 12 months and the estimated payout in 38 months from the estimated average existing capital account balance.

Tax savings from reported loss at applicable tax rate

     The tax savings are calculated by multiplying the capital at partnership liquidation by the applicable combined federal and state tax rate at the top of each column.

Estimated present value of holdings at the end of 38 month period

     This number represents the estimated present value of the limited partners' interest and is calculated by adding the numbers together in the column above.

Estimated  discount  rate and amount  for "risk  factor"

     The discount factor is presented here to help illustrate and measure the risk of holding onto an investment for 38 months with no guarantee of receiving a payment in the future. This analysis shows the percentage of "risk factor discount" and the corresponding dollar amount to reconcile the present value of holding the investment to the combined monetary benefits if the units are sold to affiliates of MacKenzie Patterson. Each investor must evaluate the appropriateness of utilizing a 13% "risk factor" rate under the 20% combined tax rate column, or a 1% "risk factor" rate under the 33% combined tax rate column, or a (3%) "risk factor" rate under the 39% combined tax rate column. A higher discount factor would result in a lower present value. A lower discount factor would result in a higher present value. PLEASE NOTE

THAT THE RISK FACTOR DISCOUNT RATE IS SIMPLY A CALCULATED FIGURE PROVIDED TO GIVE THE INVESTOR AN IDEA OF THE DIFFERENCE BETWEEN THE OFFER PRICE AND THE PRESENT VALUE OF THEIR CURRENT HOLDINGS.

Estimated present value after further discount for "risk factor"

     The estimated present value after further discount for "risk factor" is calculated by deducting the risk factor amount (discussed above) from the "estimated present value of holdings at end of 38 month period."

DISCLAIMERS

These schedules have been prepared based on federal tax laws in effect as of June 30, 1997. As a result, the schedules do not address any potential changes in federal or state tax laws. Investors should consult with their own independent tax advisors to determine the impact of proposed federal, state and/or local tax law changes, if any.

These schedules assume that the investors will be able to fully utilize the capital losses (if any) associated with this transaction. Investors should realize that current federal tax laws limit the amount of capital losses which can be utilized in any one tax year. The treatment of capital losses varies from state to state. Investors should consult with their own independent tax advisors to determine if they are affected by Federal and/or state capital loss limitation rules.

These schedules assume that investors can utilize the tax benefits. Investors owning limited partnership units within an Individual Retirement Account or other tax-free and tax-deferred qualified plan will be unable to utilize these benefits.

The accounting firm of Cates Moore & Regalia, CPA's does not advocate, support, promote or guarantee any rates of return, tax benefits, tax savings, capital gains or other financial results from the proposed acquisition of limited partnership units.

The accounting firm of Cates Moore & Regalia, CPA's strongly recommends that limited partners consult with their independent tax advisors to determine the reasonableness of assumptions utilized, proposed tax benefits, and estimated financial results.




Cates Moore & Regalia, CPA's
Walnut Creek, California

Calculations Showing the Estimated Values Of Holding or Selling a Limited
Partnership Unit

                                                                             Column #1             Column #2           Column #3
                                                                             ---------             ---------           ---------
Note re: Tax Rates:                                                          At Combined           At Combined         At Combined
State tax rates vary.  Some states have no personal income tax (such         15% Federal           28% Federal         34% Federal
as Florida, Texas and Nevada).  This analysis uses an average state tax      and 5% State          and 5% State        and 5% State
rate of 5%.  Please consult with your personal tax advisor for assistance.   Tax Rate              Tax Rate            Tax Rate
                                                                           ..............          .............      .............


   Offered price per unit                                              (a)    $    30.00           $    30.00          $    30.00



   ................................................................................................................................

   Estimated average existing capital account balance                  (b)        254.26               254.26               254.26
   ...............................................................................................................................

   Taxable loss on sale of unit                                  (c)=(a-b)        224.26               224.26               224.26
   ................................................................................................................................

   Tax savings from reported loss at applicable tax rate       (d)=(c)*tax         44.85                74.01                87.46
                                      rate
   ................................................................................................................................

   Cash offer to seller from proposed sale                             (e)         30.00                30.00                30.00
   ................................................................................................................................

   Estimated combined monetary benefits from sale              (f)=(d)+(e)    $    74.85               104.01               117.46
   ................................................................................................................................

   ................................................................................................................................



   ................................................................................................................................
                                                                              Present Value        Present Value       Present Value
                                                                              Discounted           Discounted          Discounted
                                                                              at 8%                at 8%               at 8%
                                                                              ..............       .............       ...........

   Projected distribution in 12 months  (1)                          48.00  $    44.32     48.00   $ 44.32    48.00    $ 44.32
   ................................................................................................................................

   Payout in September 2000 [38 months] (2)                          15.00       11.65     15.00     11.65    15.00      11.65
   ................................................................................................................................

   Estimated average existing capital account balance               254.26                254.26             254.26
   ................................................................................................................................

   Reduction of capital as a result of distributions                 63.00                 63.00              63.00
   ................................................................................................................................

   Capital at partnership liquidation                               191.26                191.26             191.26
   ................................................................................................................................

   Tax savings from reported loss at applicable tax rate             38.25         29.71   63.12      49.04   74.59        57.94
   (3)
   ................................................................................................................................

   Estimated present value of holdings at end of 38 month period              $    85.68             105.01               113.91
   ................................................................................................................................

   Estimated discount for "risk factor"  (4)                       13% -->       (10.83)   1% -->    (1.00)  -3% -->        3.55
   ............................................................................................................................

   Estimated present value after further discount for "risk factor"           $   74.85              104.01               117.46
   ................................................................................................................................


The accompanying "Agreed Upon Procedures Letter" is an integral part of this document.






RWB Medical Income Properties 1 Limited Partnership


Notes regarding financial information contained in schedule

This value represents the present value of the projected distribution in 12 months discounted at an annualized rate of 8%. A lower discount rate would result in a higher present value; A higher discount rate would result in a lower present value. The discount rate of 8% is utilized for purposes of presentation only and should not be construed to represent any real or potential rate of return. This value represents the present value of the payout estimated to be received 38 months in the future discounted at an annualized rate of 8%. A lower discount rate would result in a higher present value. A higher discount rate would result in a lower present value. The discount rate of 8% is utilized for purposes of presentation only and should not be construed to represent any real or potential rate of return. This value represents the present value of the estimated tax savings to be realized 38 months in the future discounted at an annualized rate of 8%. A lower discount rate would result in a higher present value. A higher discount rate would result in a lower present value. The discount rate of 8% is utilized for purposes of presentation only and should not be construed to represent any real or potential rate of return. The discount factor is presented here to help illustrate and measure the risk of holding onto an investment for 38 months with no guarantee of receiving a payment in the future. This analysis shows the percentage of "risk factor discount" and the corresponding dollar amount to reconcile the present value of holding the investment to the combined monetary benefits if the units are sold to affiliates of MacKenzie Patterson. Each investor must evaluate the appropriateness of utilizing a 13% "risk factor" rate under the 20% combined tax rate column, or a 1% "risk factor" rate under the 33% combined tax rate column, or a (3%) "risk factor" rate under the 39% combined tax rate column. A higher discount factor would result in a lower present value. A lower discount factor would result in a higher present value. PLEASE NOTE THAT THE RISK FACTOR DISCOUNT RATE IS SIMPLY A CALCULATED FIGURE PROVIDED TO GIVE THE INVESTOR AN IDEA OF THE DIFFERENCE BETWEEN THE OFFER PRICE AND THE PRESENT VALUE OF THEIR CURRENT HOLDINGS.

                                 Exhibit (a)(2)

                              LETTER OF TRANSMITTAL

                                 THE OFFER, WITHDRAWAL  RIGHTS AND PRORATION
                                 PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC STANDARD TIME, ON AUGUST 25, 1997
                                 (the "Expiration Date") UNLESS EXTENDED.

                                  Deliver to:     MacKenzie Patterson, Inc.
                                                  1640 School Street, Suite 100
                                                  Moraga, California  94556

                                  Via Facsimile:            (510) 631-9119
                                  For assistance:    (800) 854-8357 EXT 206

                                                   (PLEASE INDICATE CHANGES
                                                   OR CORRECTIONS TO THE
                                                   ADDRESS PRINTED TO THE LEFT)


         To participate in the Offer, a duly executed copy of this Letter of Transmittal and any other documents required by this Letter of Transmittal must be received by the Depositary on or prior to the Expiration Date. Delivery of this Letter of Transmittal or any other required documents to an address other than as set forth above does not constitute valid delivery. The method of delivery of all documents is at the election and risk of the tendering Unitholder. Please use the pre-addressed, postage-paid envelope provided.

     This Letter of Transmittal is to be completed by Unitholders of RWB Medical Income Properties 1, (the "Partnership"), pursuant to the procedures set forth in the Offer to Purchase (as defined below). Capitalized terms used herein and not defined herein have the meanings ascribed to such terms in the Offer to Purchase.

               PLEASE CAREFULLY READ THE ACCOMPANYING INSTRUCTIONS

Gentlemen:

         The undersigned hereby tenders to Previously Owned Partnerships Income Fund II, LP, Specified Income Fund, LP, MacKenzie Patterson Special Fund, LP, MacKenzie Fund VI, LP, Steven Gold and Moraga Gold, LLC (together the "Purchasers") all of the limited partnership units ("Units") in the Partnership held by the undersigned as set forth above (or, if less than all such Units, the number set forth below in the signature box) at $30 per Unit (the "Offer Price"), less the amount of any distributions made or declared with respect to the Units between the Offer Date and the Expiration Date, and upon the other terms and subject to the conditions set forth in the Offer to Purchase, dated July 19, 1997 (the "Offer to Purchase"), and this Letter of Transmittal (which together constitute the "Offer"). Receipt of the Offer to Purchase is hereby acknowledged.

         Subject to and effective upon acceptance for payment of any of the Units tendered hereby, the undersigned hereby sells, assigns and transfers to, or upon the order of, Purchasers all right, title and interest in and to such Units which are purchased pursuant to the Offer. The undersigned hereby irrevocably constitutes and appoints the Purchasers as the true and lawful agent and attorney-in-fact and proxy of the undersigned with respect to such Units, with full power of substitution (such power of attorney and proxy being deemed to be an irrevocable power and proxy coupled with an interest), to deliver such Units and transfer ownership of such Units, on the books of the Partnership, together with all accompanying evidences of transfer and authenticity, to or upon the order of the Purchasers and, upon payment of the purchase price in respect of such Units by the Purchasers, to exercise all voting rights and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units all in accordance with the terms of the Offer. Subject to and effective upon the purchase of any Units tendered hereby, the undersigned hereby requests that each of the Purchasers be admitted to the Partnership as a "substitute Limited Partner" under the terms of the Partnership Agreement of the Partnership. Upon the purchase of Units pursuant to the Offer, all prior proxies and consents given by the undersigned with respect to such Units will be revoked and no subsequent proxies or consents may be given (and if given will not be deemed effective). In addition, by executing this Letter of Transmittal, the undersigned assigns to the Purchasers all of the undersigned's rights to receive distributions from the Partnership with respect to Units which are purchased pursuant to the Offer, other than distributions declared or paid on or after the Offer Date and through the Expiration Date.

         The undersigned hereby represents and warrants that the undersigned owns the Units tendered hereby within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and has full power and authority to validly tender, sell, assign and transfer the Units tendered hereby, and that when any such Units are purchased by the Purchasers, the Purchasers will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such Units will not be subject to any adverse claim. Upon request, the undersigned will execute and deliver any additional documents deemed by the Purchasers to be necessary or desirable to complete the assignment, transfer and purchase of Units tendered hereby.

         The undersigned understands that a tender of Units to the Purchasers will constitute a binding agreement between the undersigned and the Purchasers upon the terms and subject to the conditions of the Offer. The undersigned recognizes the right of the Purchasers to effect a change of distribution address to MacKenzie Patterson, Inc. at 1640 School Street, Suite 100, Moraga, California, 94556. The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Purchasers may not be required to accept for payment any of the Units tendered hereby. In such event, the undersigned understands that any Letter of Transmittal for Units not accepted for payment will be destroyed by the Purchasers. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.




===============================================================================
                                  SIGNATURE BOX
    (Please complete Boxes A, B, C and D on the following page as necessary)
===============================================================================


----------------------------------------------------------------------------
Please sign exactly as your name is
printed (or corrected) above, and
insert your Taxpayer Identification
Number or Social Security Number in
the space provided below your                  X_______________________________
signature.  For joint  owners,                    (Signature of Owner)   Date
each joint  owner must sign.
(See  Instructions 1)  The
signatory hereto hereby certifies              X_______________________________
under penalties of perjury the                    (Signature of Owner)   Date
statements in Box B, Box C and,
if applicable,  Box D.  If the
undersigned is tendering less                    Taxpayer I.D. or Social # ____
than all Units held, the number                  Telephone No. (day) __________
of  Units  tendered  is set forth                              (eve.)__________
below.  Otherwise,  all  Units  held
by the undersigned are tendered hereby.

______________  Units
==============================================================================
                          Medallion Signature Guarantee
                           (required for all Sellers)
                              (See Instructions 1)


Name and Address of Eligible Institution: ____________________________________
Authorized Signature _____________________________     Title _________________
Name ________________________________          Date _______________,199___
===============================================================================

===============================================================================
                                      BOX B
                               SUBSTITUTE FORM W-9
                           (See Instruction 3 - Box B)
-------------------------------------------------------------------------------
          The person signing this Letter of Transmittal hereby certifies the following to the Purchasers under penalties of perjury:
                  (i) The TIN set forth in the signature box on the front of this Letter of Transmittal is the correct TIN of the Unitholder, or if this box [ ] is checked, the Unitholder has applied for a TIN. If the Unitholder has applied for a TIN, a TIN has not been issued to the Unitholder, and either: (a) the Unitholder has mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office, or (b) the Unitholder intends to mail or deliver an application in the near future (it being understood that if the Unitholder does not provide a TIN to the Purchasers within sixty (60) days, 31% of all reportable payments made to the Unitholder thereafter will be withheld until a TIN is provided to the Purchasers); and
                  (ii) Unless this box [ ] is checked, the Unitholder is not subject to backup withholding either because the Unitholder: (a) is exempt from backup withholding, (b) has not been notified by the IRS that the Unitholder is subject to backup withholding a sa result of a failure to report all interest or dividends, or (c) has been notified by the IRS that such Unitholder is no longer subject to backup withholding.

          Note: Place an "X" in the box in (ii) if you are unable to certify that the Unitholder is not subject to backup withholding.

===============================================================================
===============================================================================
                                      BOX C
                                FIRPTA AFFIDAVIT
                           (See Instruction 3 - Box C)
-------------------------------------------------------------------------------
          Under Section 1445(e)(5) of the Internal Revenue Code and Treas. Reg. 1.1445-11T(d), a transferee must withhold tax equal to 10% of the amount realized with respect to certain transfers of an interest in a partnership if 50% or more of the value of its gross assets consists of U.S. real property interests and 90% or more of the value of its gross assets consists of U.S. real property interests plus cash equivalents, and the holder of the partnership interest is a foreign person. To inform the Purchasers that no withholding is required with respect to the Unitholder's interest in the Partnership, the person signing this Letter of Transmittal hereby certifies the following under penalties of perjury;
                  (i) Unless this box [ ] is checked, the Unitholder, if an individual, is a U.S. citizen or a resident alien for purposes of U.S. income taxation, and if other than an individual, is not a foreign corporation, foreign partnership, foreign estate or foreign trust (as those terms are defined in the Internal Revenue Code and Income Tax Regulations); (ii) the Unitholder's U.S. social security number (for individuals) or employer identification number (for non-individuals) is correctly printed in the signature box on the front of this Letter of Transmittal; and (iii) the Unitholder's home address (for individuals), or office address (for non-individuals), is correctly printed (or corrected) on the front of this Letter of Transmittal. If a corporation, the jurisdiction of incorporation is __________.
          The person signing this Letter of Transmittal understands that this certification may be disclosed to the IRS by the Purchasers and that any false statements contained herein could be punished by fine, imprisonment, or both.
===============================================================================
===============================================================================
                                      BOX D
                               SUBSTITUTE FORM W-8
                           (See Instruction 4 - Box D)
-------------------------------------------------------------------------------
          By checking this box [ ], the person signing this Letter of Transmittal hereby certifies under penalties of perjury that the Unitholder is an "exempt foreign person" for purposes of the backup withholding rules under the U.S. federal income tax laws, because the Unitholder:

        (i) Is a nonresident alien individual or a foreign corporation, partnership, estate or trust;
       (ii) If an individual, has not been and plans not to be present in the U.S. for a total of 183 days or more during the calendar year; and
      (iii) Neither engages, nor plans to engage, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange.
===============================================================================

                                  INSTRUCTIONS

              Forming Part of the Terms and Conditions of the Offer

     1. Tender, Signature Requirements; Delivery. After carefully reading and completing this Letter of Transmittal, in order to tender Units a Unitholder must sign at the "X" on the bottom of the first page of this Letter of Transmittal and insert the Unitholder's correct Taxpayer Identification Number or Social Security Number ("TIN") in the space provided below the signature. The signature must correspond exactly with the name printed (or corrected) on the front of this Letter of Transmittal without any change whatsoever. If this Letter of Transmittal is signed by the registered Unitholder of the units a
Medallion signature guarantee on this Letter of Transmittal is required. Similarly, if Units are tendered for the account of a member firm of a registered national security exchange, a member firm of the National Association of Securities Dealer, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United states (each an "Eligible Institution"), a Medallion signature guarantee is required. In all other cases, signatures on this Letter of
Transmittal  must  be  Medallion  guaranteed  by  an  Eligible  Institution,  by completing the Signature guarantee set forth in BOX A of this Letter of Transmittal. If any tendered Units are registered in the names of two or more joint holders, all such holders must sign this Letter of Transmittal. If this Letter of Transmittal is signed by trustees, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Purchasers of their authority to so act. For Units to be validly tendered, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees in BOX A, and any other documents required by this Letter of Transmittal, must be received by the depositary prior to or on the Expiration Date at its address or facsimile number set forth on the front of this Letter of Transmittal. No alternative, conditional or contingent tenders will be accepted. All tendering Unitholders by execution of this Letter of Transmittal waive any right to receive any notice of the acceptance of their tender.

     2. Transfer Taxes. The Purchasers will pay or cause to be paid all transfer taxes, if any, payable in respect of Units accepted for payment pursuant to the Offer.

     3. U.S. Persons. A Unitholder who or which is a United States citizen or resident alien individual, a domestic corporation,a domestic partnership, a domestic trust or a domestic estate (collectively "United States persons") as those terms are defined in the Internal Revenue Code and Income Tax Regulations, should complete the following:

         Box B - Substitute Form W-9. In order to avoid 31% federal income tax backup withholding, the Unitholder must provide to the Purchasers the Unitholder's correct Taxpayer Identification Number or Social Security Number ("TIN") in the space provided below the signature line and certify, under penalties of perjury, that such Unitholder is not subject to such backup withholding. The TIN that must be provided is that of the registered Unitholder indicated on the front of this Letter of Transmittal. If a correct TIN is not provided, penalties may be imposed by the Internal Revenue Service ("IRS"), in addition to the Unitholder being subject to backup withholding. Certain Unitholders (including, among others, all corporations) are not subject to backup withholding. Backup withholding is not an additional tax. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS.

         Box C - FIRPTA Affidavit. To avoid potential withholding of tax pursuant to Section 1445 of the Internal Revenue Code, each Unitholder who or which is a United States Person (as defined Instruction 3 above) must certify, under penalties of perjury, the Unitholder's TIN and address, and that the Unitholder is not a foreign person. Tax withheld under Section 1445 of the Internal Revenue Code is not an additional tax. If withholding results in an overpayment of tax, a refund may be obtained from the IRS.

     4. Box D - Foreign Persons. In order for a Unitholder who is a foreign person (i.e., not a United States Person as defined in 3 above) to qualify as exempt from 31% backup withholding, such foreign Unitholder must certify, under penalties of perjury, the statement in BOX D of this Letter of Transmittal attesting to that foreign person's status by checking the box preceding such statement. However, such person will be subject to withholding of tax under
Section 1445 of the Code.

     5. Additional Copies of Offer to Purchase and Letter of Transmittal. Requests for assistance or additional copies of the Offer to Purchase and this Letter of Transmittal may be obtained from the Purchasers by calling 800-854-8357 ext. 206.

                                 Exhibit (a)(3)

July 18, 1997

       TO:     RWB MEDICAL INCOME PROPERTIES I, LIMITED PARTNERSHIP

   SUBJECT:    OFFER TO PURCHASE 100% OF THE PARTNERSHIP UNITS FOR $30 PER UNIT

Dear Fellow Limited Partner:

Enclosed with this letter is an offer to pay you $30 per Unit for any and all Units you own in RWB Medical Income Properties I Limited Partnership ("MIP I"), (the "Offer"). This Offer is for 100% of the 22,895 units outstanding. MacKenzie Patterson, Inc. ("MPI") represents a group of investment entities which currently own 903 (3.9%) of MIP I. Previously Owned Partnerships Income Fund II, L.P., MacKenzie Specified Income Fund, L.P., MacKenzie Patterson Special Fund, L.P., MacKenzie Fund VI, a California Limited Partnership, Steve Gold and Moraga Gold, LLC, also affiliates of MPI, (the "Purchasers"), are making this Offer. The Purchasers do not intend to request a change in control from the current general partner or to take other action with regard to the partnership. The Purchasers is interested in acquiring units of MIP I for investment purposes only.

     As you are aware, MIP I has sold all of its properties and has announced plans for the liquidation of the partnership over approximately three years. Limited Partners in MIP I have just recently received distributions in the total amount of $625 per unit. The general partner of MIP I has now announced the intention of distributing two additional payments: of up to only $48 per unit prior to July 1, 1998, and up to an additional $15 per unit prior to July, 2000. The partnership must delay these final distributions to allow time to collect outstanding receivables, to allow Medicare to complete its audit of the cost reports for the facilities in which the partnership had an interest, and the completion of the period during which the partnership must indemnify the purchaser of the partnership's properties for certain claims. MIP I's general partner has expressed the belief that there are risks that something less than the estimated receivables will actually be collected, and further that Medicare may make claims against the partnership larger than anticipated. Notwithstanding these risks, the Purchasers believe that the general partner's estimates are sufficiently conservative to support the likelihood that the projected distribution amounts will be achieved.

The Purchasers are interested in acquiring the rights to receive these final two distributions, and are willing to pay cash now to limited partners who wish to terminate their investment rather than to await these final distributions.

The Purchasers recognize that the potential benefits from change in taxation for an individual limited partner is a complex matter, and can be impacted by a limited partners circumstances unrelated to the partnership. In fact, if units are held in an IRA or Qualified Plan account, there will be no TAX benefits from a sale and thus the economics of the transaction are materially less for such investors. Therefore, we have asked that the Certified Public Accounting firm of Cates, Moore and Regalia prepare projections of the impact for a limited partner who sells to the Purchasers. The Projections are included in the Offering Material included with this letter as Exhibit A. The Purchasers encourage each limited partner to review this Offer and the accompanying tax projections with their own tax counsel to be certain of the ultimate tax impact.

Based upon hypothetical results to an average unit holder (see Exhibit A) the Purchasers believe that the Offer represents the equivalent of the present value of the expected distributions and tax benefits depending upon a taxpayers tax bracket and using an 8% "cost of money" assumption. That is, if one considers the time value of having cash today versus receiving the benefits from investment in the partnership over the next three years, then the Purchasers' Offer may be viewed as equal to the present value of those benefits to be received in the future. The reason for this result lies in the timing of the tax liabilities and the distributions to be realized by the limited partners.

         In the final analysis, the relative benefits of selling to the Purchasers or holding until liquidation are very small to most limited partners. The average holding by limited partners of the partnership is fewer than 12 units!. The amount of expected distributions over the next three years is only $63 per unit. The difference between the cash received by holding rather than selling will be a relatively small dollar amount for most investors. MPI believes that most investors would rather terminate their investment in 1997 rather than waiting an additional three years during which time three additional years of K-1s or other tax information will have to be filed, filings which may result in additional accounting costs for investors and thus greatly diminish the net benefits from their investment.


Limited partners should bear in mind that 1997 will be the last year for which a selling limited partner will have to file tax information regarding the partnership, a fact which should result in significant savings in tax preparation expenses for most partners.

     Limited partners should also be aware that the Partnership GP has stated that they will consider re-submitting a filing with the SEC requesting permission to substantially diminish reporting to the SEC. The general partner expects that if such permission is granted that transfer of the limited partnership units will generally be prohibited following 1997.

Limited Partners should be clear that the Purchasers are making this Offer with the intent of making a profit on the acquisition of the units. However, the economics of the investment for the Purchasers are different than for the existing limited partners because the Purchasers will not be impacted by taxation until the partnership liquidates. The Purchasers are buying only the potential to receive $63 per unit over three years for a price of $30 per unit, and, in spite of not insignificant risks that the amount received will be substantially different than $63 per unit, is willing to make the Offer so that it might enjoy the potential profits.

The Purchasers believe that their Offer represents an excellent alternative to existing limited partners who wish to receive current benefits of approximately $104 per unit rather than continue to hold their investment for another three years. (See Exhibit A, Column #2). There are other meaningful risks associated with accepting the Purchasers' Offer. These risks are detailed on Page 1 and 2 of the Offering materials enclosed herewith. Please review these carefully before making your decision.

The formal Offer to Purchase enclosed provides more details on all aspects of the Offer.

         We encourage you to review our Offer and act promptly as the offer to Purchase will expire on August 25, 1997, unless extended.

     A transmittal letter (in yellow) is also enclosed which you can use for accepting the Offer. Please execute this document and return it in the enclosed envelope. Please call us at (800) 854-8357 ext. 206 if you have any questions.

Respectfully submitted,


C.E. Patterson
President of MacKenzie Patterson, Inc.
General Partner or Managing Member of the Purchasers